

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Michael F. Manion
President, CFO and Chairman
BrightCube, Inc.
252 Inner Circle
The Villages, FL 32162

> **Re:** **BrightCube, Inc.**
> **Amended No. 1 to Registration Statement on Form 10**
> **Filed October 26, 2011**
> **File No. 000-26693**

Dear Mr. Manion:

We have reviewed your amended filing and response letter and have the following comments. References to prior comments are to those in our letter dated October 13, 2011.

Risk Factors

Administrative Proceeding Against the Company….

1. We note your added risk factor in response to prior comment 5 and reissue our comment in part. Please disclose any liabilities you may have as a result of the company's failure to comply with Section 13(a) of the Exchange Act or tell us your basis for omitting such disclosure. In addition, please revise the risk factor subheading so that it describes in every day words what the risk is to the investor relating to your failure to comply in the past with the reporting provisions of the Exchange Act.

Additional Financing Requirements Associated with Reporting Obligations Under the Exchange Act

2. Please reconcile your response to prior comment 8 with your disclosure in this risk factor. Your risk factor does not disclose that you do not have an oral agreement with Mr. Manion. Also, clarify the disclosure in the risk factor immediately following regarding the existence of an oral agreement.

Item 4. Security Ownership of Certain Beneficial Owners and Management

3. Your response to prior comment 12 notwithstanding, we reissue our prior comment. Please revise your table, which continues to include a reference to footnote (1) in the middle column even though you have not provided any footnoted disclosure.

Item 7. Certain Relationships and Related Party Transactions and Director Independence

4.   We note your added disclosure in response to prior comment 14. Please clarify the nature of the restricted shares issuance. For example, consider describing the specific services provided by Mr. Manion, the duration of those services and how you determined the number of shares issued.

Item 13. Financial Statements and Supplementary Data

5.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel